Exhibit 99.1

SUNTECH ANNOUNCES UPDATES ON GSF ASSETS IN BRINDISI, ITALY

WUXI, China, Oct. 11, 2013 /PRNewswire/ — Suntech Power Holdings Co., Ltd. (NYSE: STP) (“Suntech” or the “Company”), one of the world’s largest solar companies, today announced further developments with respect to Global Solar Fund (“GSF”) assets in Brindisi, Italy.

On September 23rd, an additional 5.3 MW of solar fields were seized and on October 4th, another 1.9 MW were seized. As of October 9th, in total, 47 sites with a total generating capacity of 37.8 MW have been seized representing approximately 26.9% of GSF’s total generating capacity.

On September 30th, the Court of Brindisi agreed to appoint judicial administrators for the 27 sites seized on September 19th. During the judicial administration period, the Court of Brindisi has authorized that such solar fields will continue to operate and receive feed-in-tariffs in accordance with the guidelines provided by the Court.

In relation to the seizures on September 23rd, the relevant Italian subsidiaries of GSF have filed to the competent Court the request for the appointment of a judicial administrator.

In relation to the last seizure on October 4th, the relevant Italian subsidiaries of GSF are evaluating whether to file the request for the appointment of a judicial administrator.

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP) produces solar products for residential, commercial, industrial, and utility applications. With regional operations in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are designed to drive solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes the ability the solar fields will continue to operate and receive feed-in-tariffs in accordance with the guidelines provided by the Court. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For media enquiries, please contact:

Ryan Scott Ulrich
Public Relations and Investor Relations
Ph: +86 510 8531 8654
Email: ryan.ulrich@suntech-power.com

SOURCE Suntech Power Holdings Co., Ltd.